Exhibit 99.1

For the 3-month and 9-month periods

ended September 30, 2006

QUARTERLY
REPORT 3

THE COMPANY

Management’s Discussion and Analysis of Financial Position and Operating Results

Established in 1964, Cascades is the parent company of a North American and European group of companies that are mainly involved in the production and conversion of packaging products and tissue papers mostly manufactured from recycled fibres. Cascades conducts its business through three operating segments: Packaging, Tissue Papers and Fine Papers.

Sales per segment (net of eliminations and excluding discontinued operations)

Q3 2006	Q3 2005
(9-month period)	(9-month period)

OIBD per segment (excluding specific items, discontinued operations and corporate activities)

Q3 2006	Q3 2005
(9-month period)	(9-month period)

SUMMARY

To our shareholders

Cascades announces its results for the third quarter of 2006

Cascades Inc. (“Cascades”) reports net earnings of $10 million ($0.12 per share) for the quarter ended September 30, 2006 or $17 million ($0.21 per share) excluding specific items(1). This compares to net earnings of $3 million ($0.04 per share) for the same period in 2005 or $2 million ($0.02 per share) excluding specific items(1).

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q3 2006	Q3 2005	Q2 2006

Sales	868	834	841
Operating income before depreciation and amortization (OIBD)(1)	75	52	85
Operating income from continuing operations	34	8	44
Net earnings	10	3	33
per common share	$0.12	$0.04	$0.41
Cash flow from operations from continuing operations(1)	53	43	56
per common share(1)	$0.66	$0.53	$0.69
Excluding specific items(1)
Operating income before depreciation and amortization (OIBD)	82	67	84
Operating income from continuing operations	41	23	43
Net earnings	17	2	16
per common share	$0.21	$0.02	$0.20
Cash flow from operations from continuing operations	57	48	56
per common share	$0.71	$0.59	$0.69

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•                  Improved results in comparison to Q3 2005 due to:

•                  Generally higher prices combined with increased shipments;

•                  Lower energy and depreciation expenses;

•                  Particular emphasis on cost reduction and less-performing assets:

•                  Definitive closure of a Specialty Products mill in Europe;

•                  Indefinite shutdown of sawmill operations in Quebec;

•                  Indefinite shutdown of the Fjordcell virgin pulp mill;

•                  Indefinite shutdown of the Red Rock linerboard mill in Northern Ontario (through the 50% interest in Norampac).

•                  The return on assets (excluding specific items) of the last twelve months continues to rise, reaching 10% during the quarter.

•                  In the Boxboard Group in North America:

•                  The evolution of results continues in accordance with our expectations and established timeframes;

•                  The recently acquired Versailles coated recycled board mill was able to generate positive operating income before depreciation in the quarter.

We are pleased by the positive trend in our quarterly results which reflects our focus on less-performing assets, the partial implementation of price increases and generally higher shipments. While benefiting from relatively stable market conditions in our core segments of packaging and tissue, we have been able to reduce our cost structure and with the support of our employees, we will continue in this direction to better position ourselves for the future.

Alain Lemaire
President and Chief Executive Officer

CASCADES INC.

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2006 and 2005 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 7, 2006, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securi-ties legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materi-ally from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. MD&A also includes price indices, variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental information on non-GAAP measures section”.

OBJECTIVES

Long-term objective

Maximize our return on assets

(1)	Including discontinued operations.
(2)

Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. It includes discontinued operations. See the supplemental information on non-GAAP measures.

Financial results within sustainable development

Environmental performance

Despite the numerous changes in the paper and packaging industry, Cascades firmly intends to remain a leader by maintaining its environmental objectives: increase the volume of recycled materials, reduce greenhouse gas emissions, reduce water consumption, recover waste from water treatment systems for beneficial use and maximize energy efficiency by reducing its consumption.

The human element

Our employees are the driving force behind Cascades’ success. They have a voice in the way we run our business. We constantly strive to meet the expectations of our employees and to find new and beneficial ways in which we can all work together for the benefit of our shareholders.

Economic environment

Sustainable development is not only rooted in our deepest value, respect, but it also aimed at constantly achieving better financial performances. For more than 40 years, Cascades has used tools, such as profit sharing, based on cash flows, to optimize the value of its assets in order to increase its return on assets.

STRATEGY AND ACTION PLAN

Strategy

• Focus on packaging and tissue	• Increase converting integration rate
• Optimize use of recycled fiber	• Promote the entrepreneurial culture

Action plan

Linked to our strategy, our action plan focuses on improving our profitability as well as optimizing our portfolio of assets. In 2006, we took the following steps in order to deliver our action plan:

2006 action plan progress

Continuous improvement program

Q1 •        Redeployment of converting equipment of the Pickering (Ontario) tissue plant

Q1 •        Launch of a recyclable moulded pulp mat for farm industry

Q1 •        Launch of the Cascades’ 100% recycled tissue product line in Western Canada

Q3 •        Djupafors virgin boxboard mill became the first European board mill holding both the PEFC (Program of Endorsement for Forest Certification) and FSC (Forest Stewardship Council) forest management certifications

Q3 •        Increase in the post-consumer content for some specialty fine papers from 20% à 30%

Focus on non-performing assets

Q1 •        Definitive closure of the Thunder Bay (Ontario) fine papers mill

Q1 •        Definitive closure of one machine and implementation of several restructuring measures at the St-Jérôme (Quebec) fine papers mill

Q1 •        Optimization initiatives in Blendecques’ (France) recycled boxboard mill

Q3 •        Closure for an indefinite period of the Fjordcell (Quebec) pulp mill

Q3 •        Definitive closure of the Sainte-Marie (France) specialty board mill

Q4 •        Closure for an indefinite period of the Red Rock (Ontario) containerboard mill (Norampac)

Q4 •        Closure for an indefinite period of the Scierie Lemay (Quebec) sawmill

Divestiture of non-core assets	Q1 • Closing of the sale of our fine papers distribution assets Q3 • Sale of our participation in D&D (a joint-venture in our converting boxbard operations)

ACTION PLAN

Deleveraging our balance sheet

Q1 •        $77 CAN million debt reduction through the sale of our fine papers distribution assets

Q2 •        Best quarterly operating income in three years

Q3 •        Capital investment limited to $75 million after 9 months

Q3 •        Debt-to-equity ratio at 56.8%, down from 59.9% at year-end 2005

Selective acquisitions in core segments

Q2 •        Acquisition of certain recycled boxboard assets from Simkins

Q3 •        Closing of the acquisition of the Versailles (Connecticut) recycled boxboard mill from Caraustar

Q3 •        Acquisition of certain assets of the Rittman (Ohio) recycled boxboard mill from Caraustar

Q3 •        Acquisition of the deinked pulp manufacturing assets of Newstech located in Hagerstown (Maryland)

To monitor our action plan, we use some key performance indicators, including the following:

	2004					2005					2006
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Operational
Manufacturing shipments (in ‘000 of s.t.)
Packaging
Boxboard	216	213	219	209	857	213	223	224	229	889	240	232	263	735
Containerboard	179	181	186	172	718	179	184	178	174	715	180	180	176	536
Specialty products	47	48	52	48	195	47	51	51	49	198	48	50	48	146
	442	442	457	429	1,770	439	458	453	452	1,802	468	462	487	1,417
Tissue papers(1)	96	104	102	97	399	99	104	111	111	425	104	114	118	336
Fine papers(2)	65	78	79	67	289	68	68	68	63	267	50	36	35	121
Total	603	624	638	593	2,458	606	630	632	626	2,494	622	612	640	1,874
Integration rate -%
Packaging
Boxboard (North America)	44%	44%	44%	44%	44%	41%	40%	40%	38%	40%	38%	38%	28%	34%
Containerboard (North America)	64%	65%	66%	64%	65%	59%	63%	59%	62%	61%	60%	62%	63%	61%
Specialty products	19%	19%	19%	21%	19%	19%	18%	18%	16%	18%	19%	18%	19%	18%
Tissue papers	61%	60%	65%	69%	64%	66%	64%	60%	61%	63%	60%	57%	56%	58%
	46%	45%	47%	47%	46%	45%	46%	43%	44%	44%	46%	46%	43%	45%
Capacity utilization rate(3) -%
Packaging
Boxboard(4)
Containerboard(5)	90%	89%	91%	87%	89%	88%	92%	93%	95%	92%	99%	96%	95%	97%
Specialty products	89%	90%	92%	86%	89%	95%	97%	94%	92%	94%	95%	98%	96%	97%
Tissue papers(6)	90%	91%	99%	91%	93%	90%	97%	97%	93%	94%	91%	95%	91%	93%
Fine papers	90%	93%	91%	89%	91%	96%	98%	94%	99%	97%	98%	100%	98%	99%
Total	76%	91%	93%	79%	85%	80%	80%	80%	74%	78%	84%	95%	88%	88%
	88%	90%	92%	86%	89%	90%	93%	92%	92%	92%	96%	97%	95%	96%
Energy consumption(7) - GJ/ton(3)	12.1	10.8	10.2	11.5	11.2	11.6	10.56	10.83	11.40	10.83	11.04	10.32	9.63	10.33
Work accidents - OSHA frequency rate	N/A	N/A	N/A	N/A	10.6	10.7	9.5	10.0	9.5	9.5	7.9	8.0	8.3	8.1
Financial
Return on assets(8) (%)
Packaging
Boxboard	6%	6%	7%	6%	6%	6%	6%	5%	6%	6%	6%	6%	6%
Containerboard	10%	10%	11%	12%	12%	12%	13%	11%	9%	9%	8%	9%	11%
Specialty products	10%	11%	11%	11%	11%	11%	10%	10%	10%	10%	10%	10%	11%
Tissue papers	13%	13%	13%	13%	13%	14%	16%	17%	19%	19%	21%	21%	22%
Fine papers	(2)%	(2)%	(2)%	(1)%	(1)%	(1)%	(1)%	(1)%	(2)%	(2)%	(3)%	(2)%	(2)%
Consolidated return on assets (%)	7.9%	7.9%	8.3%	8.4%	8.4%	8.6%	8.7%	8.3%	8.4%	8.4%	8.7%	9.3%	9.9%

Working capital (%)(9)
In millions of $	578	594	602	577	577	655	659	634	594	594	570	584	566
% of sales(10)	18.2%	17.5%	16.5%	15.9%	15.9%	16.1%	16.2%	16.4%	16.5%	16.5%	16.5%	16.7%	16.1%

(1)             Defined as: External manufacturing and converting shipments.

(2)             Prior to Q2 2006, the Fine papers segment included shipments from the Thunder Bay coated paper mill. This mill is classified as discontinued operations. Refer to note 2 of the interim consolidated financial statements.

(3)             Defined as: Shipments/Practical capacity. Paper manufacturing only.

(4)             For Q3 2006, capacity numbers were adjusted to take into account that the Versailles mill was acquired on the 21st of July.

(5)             Cascades’ containerboard capacity utilization rate numbers may differ from the public numbers disclosed by Norampac given that the latter company defines its capacity utilization rate as “Shipments/(Shipments+Downtime)” where as Cascades defines capacity utilization rate as “Shipments/Practical capacity”.

(6)             Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity which was disclosed in the Annual information form.

(7)             Average energy consumption for manufacturing mills only.

(8)             Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. It includes discontinued operations. See the supplemental information on non-GAAP measures.

(9)             Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $40 million as at September 30, 2006 and $55 million as at December 31, 2005. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

(10)       % of sales = LTM Working Capital/LTM Sales. Starting in 2006, LTM Sales exclude discontinued operations as their working capital items do not appear on the balance sheet.

BUSINESS ENVIRONMENT

Key financial drivers

As a packaging and tissue company, our financial results are mainly driven by the following factors:

Sales	Costs
• Selling prices	• Fiber (recycled, virgin and woodchips) prices, availability and production recipes
• Demand for packaging and tissue products, mainly environmentally friendly and recycled products	• Foreign exchange rates (mainly CAN$/US$) • Energy prices
• Foreign exchange rates (mainly CAN$/US$)	• Labor
• Population growth	• Freight
• Industrial production	• Chemical product prices
• Demand for durable and non-durable goods	• Capacity utilization rates and production downtime
• Product mix, substitution and innovation	• Government policies

Economic data and pricing

Cascades’ results are, amongst other things, sensitive to exchange rates, mostly CAN$/US$, and energy prices. Therefore, the following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, and the U.S. dollar against the Euro, as well as the prices for Henry Hub natural gas (US$/mmBtu) and WTI crude oil (US$/barrel). The influence of these factors on Cascades’ financial results is highlighted in the sensitivity table presented in the 2005 Annual Report. However, this table does not take into account our natural gas hedging program.

	2004					2005					2006
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Year
Foreign exchange rates–average
CAN$/US$	1.318	1.359	1.307	1.221	1.301	1.227	1.244	1.201	1.173	1.211	1.155	1.122	1.121	1.133
US$/CAN$	0.759	0.736	0.765	0.819	0.769	0.815	0.804	0.832	0.852	0.826	0.866	0.891	0.892	0.883
US$/EURO	1.243	1.212	1.221	1.321	1.249	1.308	1.243	1.217	1.188	1.239	1.207	1.274	1.275	1.252
Energy prices–average
Natural gas Henry Hub (US$/mmBtu)	5.69	6.00	5.79	6.95	6.11	6.27	6.73	8.49	12.97	8.62	8.98	6.79	6.58	7.45
Crude oil WTI (US$/barrel)	34.99	38.10	45.19	46.26	40.69	51.78	52.73	65.25	61.11	55.82	63.46	69.93	72.86	68.75

Source: Bloomberg

BUSINESS ENVIRONMENT

Industry review

In general, in the North American paper and packaging industry, during the third quarter of 2006, market conditions were relatively healthy. On the positive side, most of the North American markets experienced higher capacity utilization rates and price increases. In addition, natural gas prices continued to decrease, reducing cost pressure on the industry and particularly on the tissue papers’ producers. However, on the negative side, recycled and virgin fiber prices also increased in the quarter, adding pressure on the non-integrated mills.

Recycled paper, virgin pulp and woodchips

Recycled paper, virgin pulp and woodchips represent the main cost of our manufacturing operations. They accounted for 65%, 11% and 24% respectively of our total manufacturing raw materials in 2005. However, given the numerous closures announced by Cascade in 2006, Cascades’ raw materials consumption mix may currently be different.

Overall, in the recycled fiber market, the combination of strong demand from Western paper and packaging mills, growing Asian demand, and lower seasonal (summer) generation pushed up the quarterly U.S. dollar prices of certain grades of recovered paper up in North America, as well as in Europe. The average U.S. dollar prices of the three main grades purchased by Cascades, namely old corrugated containers (OCC), old newspapers (ONP) and sorted office papers (SOP), increased in Q3 2006 compared to Q2 2006. However, OCC U.S. dollar prices retreated in August, September and October given higher seasonal (fall) generation. ONP prices also decreased in October. As for SOP, after a runup in pricing that started in April 2006, US$ prices remained stable in the past three months thru October given strong demand from market deinked pulp mills.

With regards to the virgin pulp market, US$ softwood pulp prices continued to rally during the quarter given healthy international demand, which was particularly strong in China, and the tight supply resulting from the recent closures of capacity. In September, NBSK US$ prices reached a new 10-year high while global market pulp inventories fell to 29 days of supply, down from 31 days the prior month and 33 days one year earlier. Hardwood US$ pulp (NBHK) prices also improved on a quarterly basis as price increases were achieved in July. In addition, hardwood pulp producers announced a price hike for November.

Concerning the woodchip situation in Eastern Canada, prices remain high as the business environment in the lumber industry continued to be very challenging. Lower lumber prices led to the closures of numerous sawmills in Quebec during the quarter and therefore, to a tightening woodchip supply. However, as a result of the announced indefinite closures of their Fjordcell pulp mill and Red Rock containerboard mill, Cascades and Norampac are now less exposed to the woodchip market in Eastern Canada.

Packaging

In packaging, we operate in three different sectors: Boxboard, Containerboard (through our joint venture, Norampac), and Specialty products (mostly protective packaging products). Each sector is facing its own structural dynamics.

Boxboard

Our coated boxboard manufacturing operations are located in Europe and in North America. North America accounts for approximately 70% of our sales in the sector (prior to the Versaille acquisition). In Europe, we manufacture virgin as well as recycled coated boxboard. In North America, we manufacture mainly recycled coated boxboard. We also have converting operations in North America, which are divided into two businesses: General folding cartons and Quick-service-restaurant (QSR).

In North America, conditions of the coated recycled boxboard (CRB) market continued to improve. The industry operating rate continued to rise following the 2005 and 2006 closures of 10% of the North American capacity (source: RISI). Year-to-date thru September, the U.S. CRB market’s operating rate rose to 96.5%, compared to 92.9% in the corresponding period of last year (source: American Forest & Paper Assn.). Unmade orders for U.S. CRB hit its highest level in 3 months in October. These better fundamentals in the industry led to a price increase of 25 US$/ton in September on the 20-pt clay coated news recycled board, following a 30 US$/ton increase in July. Additional price hikes have also been implemented on other recycled specialty grades and announced for virgin boxboard grades.

On the converting side, folding carton shipments reached an estimated 4.4 million tons in the first three quarters of 2006, an increase of 3.4% over the previous year (PPC). However, the year-over-year growth in shipments slowed in August and September in line with the weaker U.S. industrial production of nondurable goods. As for the QSR business, demand remains healthy.

In Europe, in the coated recycled sector, given the normal seasonal slowdown of Q3, the implementation of the price increases announced for July was mostly delayed in Q4 2006. Nevertheless, some producers have announced price hikes for October for recycled-based cartonboard grades. Also, a better supply/demand balance is expected in the fourth quarter as the De Eendracht mill (production: 120,000 tonnes) in The Netherlands suspended production definitively in July. However, the largest European producer should re-open its Bulgarian mill (capacity: 80,000 tonnes), which has been idled since January, in the course of Q4 2006.

In the European virgin boxboard market, business conditions remained challenging given the cost pressures from energy and raw materials have not been counterbalanced by any price increases in 2006. No price hikes have been announced on the virgin grades for the next quarter.

Containerboard

With the exception of one mill, Norampac’s containerboard operations are located in North America.

In the North American containerboard market, during the third quarter of 2006, production continued to grow on year-over-year basis, pushing the U.S. industry operating rate at 100% in September 2006, the highest level in six years, up from 99.5% in August (source: American Forest & Paper Assn.). U.S. corrugated box shipments were also higher in September, up 3.4% compared to the same period of last year, and 2.1% higher on a year-to-date basis (source: PPW). Furthermore, despite the the high operating rate at the mills’ level, inventories (at mills and box plants) remained around 2.5 million tons in September, representing 3.9 weeks of supply, or the second lowest historical level for September.

In this environment, the implementation of the April price increase (50 US$/ton) and the related pass thru continued
in the third quarter. Also, at the beginning of November, two U.S. producers had announced a 40 US$/ton containerboard price hike.

Specialty products

The Specialty Products Group includes 22 operating units located in North America and four in Europe. This Group is active mostly in protective packaging and is divided into seven subgroups, namely: paper mill packaging, deinked pulp, plastic products, specialty paper & board, honeycomb products, moulded pulp products and waste paper recovery.

In the third quarter of 2006, the industry conditions in the moulded pulp and honeycomb sectors remained fairly stable. In the deinked pulp market, despite the sustained demand for recycled products, the business environment was more challenging as recovered paper price increased. In the plastic products sector, demand continued to be healthy given seasonal demand in the food packaging industry. In the specialty paper & board market, the Specialty Products Group closed its mill in France.

BUSINESS ENVIRONMENT

Tissue

Our tissue operations are located in North America, and are divided into two businesses: retail and away-from-home (AFH). In the retail sector, we operate in two markets: private label and national brand. Also, we either convert products ourselves or sell parent rolls to integrated or non-integrated companies.

In North America, demand was fairly solid, in both the retail and AFH markets. In the U.S., the industry operating rate was 96.7% in August, for a total of 95.8% year-to-date (source: Tissue News International). Prices hikes have been implemented in the U.S. retail sector. In the AFH market, price increases of up to 8% were announced in Canada and in the U.S. for the upcoming quarters. Moreover, jumbo rolls producers have also revealed price increases that would take effect in the coming months.

Fine papers

The Fine Papers Group is composed of one uncoated specialty and environmentally-friendly paper mill, one converting plant and one de-inked pulp mill.

In North America, the uncoated freesheet market remained healthy during the third quarter but business conditions have slighlty softened coming into the fourth quarter, particularly in the commodity offset market. U.S. demand was down 1.3% year-to-date thru August.

Industry pricing

The following graphs and table show the historical movement of average benchmark list prices for some of our key products as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in the manufacture of our products and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could be different from the Company’s cost of purchase and actual selling prices. The influence of some of these prices on the Company’s financial results is highlighted in the sensitivity table presented in the 2005 Annual Report.

(1)          Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator of trends as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)          Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator of trends and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(1)             Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator of trends as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)             Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator of trends and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(3)             Cascades North American boxboard prices index is based on the list price of the Recycled boxboard – 20 pt. Clay coated news, published in the Pulp&Paper Week.

(4)             Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, East US and the Corrugating medium 26-lb. Semichemical, East US, both published in the Pulp&Paper Week.

(5)             Cascades North American specialty products prices index is based on the prices of the Recycled boxboard – 20 pt. Bending chip (list), the Deinked pulpt (f.o.b; U.S. air-dired & wet-lap, post-consumer), and the Unbleached kraft paper, Grocery bag 30-lb., all published in the Pulp&Paper Week.

(6)             Cascades North American tissue papers price index is based on Cascades Tissue papers selling price index (see following table). The only difference is the reference date.

(7)             Cascades North American fine papers index is based on the price of uncoated white 50lb. Offset rolls, published in the Pulp&Paper Week. Prior to Q2 2006, the index was also based on the price of the Coated publication No. 3 grade, 60-lb. Rolls.

(8)             Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

(9)             Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

(10)       Cascades North American recycled fiber index represents the average weighted cost paid for recycled papers in North America.

BUSINESS ENVIRONMENT

These indexes should only be used as indicator trends and they be different than our actual selling prices or purchasing costs.

	2004					2005					2006
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Selling prices
Cascades North American US$index (index 2002 = 1,000)(1)	977	1,048	1,125	1,155	1,077	1,155	1,162	1,130	1,157	1,151	1,209	1,270	1,293	1,257
Packaging
Boxboard
North America (US$/ton)
Recycled boxboard–20pt. Clay coated news (list)	648	685	695	715	686	715	715	715	735	720	745	752	783	760
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index(2)	681	682	680	675	679	660	655	646	639	650	659	667	687	671
Virgin coated duplex boxboard (GC2) index(3)	1,001	1,007	1,005	997	1,003	1,013	1,015	1,014	1,015	1,014	1,012	1,012	1,015	1,013
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (list)	412	462	500	500	468	500	490	448	475	478	515	565	565	548
Corrugating medium 26-lb. semichemical, East U.S. (list)	367	425	465	470	432	470	453	418	445	447	485	538	545	523
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard–20pt. Bending chip (list)	515	555	567	590	557	590	590	605	617	600	625	625	655	635
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	467	518	550	547	520	568	587	583	584	580	585	592	610	596
Unbleached kraft paper, Grocery bag 30-lb.	625	682	730	760	699	760	760	760	780	765	803	838	855	832
Tissue papers
Cascades Tissue papers (index 1999 = 1,000)(4)	1,132	1,120	1,227	1,285	1,189	1,287	1,339	1,362	1,346	1,335	1,377	1,389	1,422	1,397
Fine papers (US$/ ton)
Uncoated white 50-lb. offset, rolls	587	652	715	750	676	733	753	713	703	726	765	840	850	818
Raw materials
Cascades North American US$index (index 2002 = 300)(5)	352	371	385	372	370	383	370	361	346	365	333	354	394	360
Recycled paper (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC - U.S. average)	77	91	82	78	82	88	90	83	68	82	60	77	92	76
Special news, de-inked quality, no. 6 (ONP - NY)	54	58	58	60	57	60	63	53	51	57	43	45	53	47
Sorted office papers, no. 37 (SOP - NY)	108	118	138	125	122	116	93	89	89	97	93	99	117	105
Europe (Euro/tonne)
Recovered mixed paper & board sorted index(6)	44	49	45	46	46	42	46	41	42	43	40	51	51	47
Virgin Pulp (US$/metric ton)
Bleached softwood kraft Northern, East U.S.	600	660	670	630	640	670	653	625	638	647	653	707	757	712
Bleached hardwood kraft Northern mixed, East U.S.	518	567	563	532	545	588	623	610	617	610	618	649	675	650
Woodchips, Conifer eastern canada (US$/odmt)(7)	119	115	120	128	121	131	135	139	142	136	137	140	N/A	139

Source: Pulp&Paper Week, PPI, CIBC World Markets and Cascades.

(1)             Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator of trends as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)             Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3)             Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4)             Cascades Tissue paper selling prices index represents a mix of primary and converted products.

(5)             Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator of trends and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(6)             Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as indicator trends and it may differ from our actual purchasing costs and our purchase mix.

(7)             Woodchip prices for Q3 2006 were not available at the time of publication.

Overview

In the third quarter of 2006, sales increased by $34 million, or 4% to $868 million compared to $834 million in the same quarter of 2005. Operating income increased by $26 million including specific items. Excluding these specific items which will be discussed in detail in each segments, operating income increased by $18 million or 78%, to $41 million, compared to $23 million in 2005. Even with the 7.2% strengthening of the Canadian dollar against the U.S. dollar compared to the third quarter of 2005, these results highlight the positive impact of the Company’s diversification of business lines, the improvement in Packaging and Tissue segments and the positive impacts of management’s focus on less-performing assets. The Company’s net earnings figure, including specific items, is $10 million or $0.12 per share compared to net earnings of $3 million or $0.04 per share for the same period in 2005.

Discontinued operations

The Company announced at the end of 2005, the permanent closure of its Thunder Bay, Ontario coated fine paper mill. The operations ceased on January 21, 2006.

Consequently, the assets, liabilities, results and cash flows of the Thunder Bay mill for the current period and for other comparison periods have been classified as discontinued operations. For further financial information related to these assets, refer to note 2 of the interim consolidated financial statements.

Measurement uncertainty

On June 29, 2006, the Company announced that it would cease operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time. The business environment which has been marked by a strong appreciation of the Canadian dollar compared to the US dollar as well as high wood and energy costs dictated this course of action. The Company is monitoring the situation closely and is committed to re-evaluating the situation should conditions affecting operating costs, the exchange rate and/or the selling price improve. Given the indefinite duration of the closure, the uncertainty of the operating cost and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $46 million as at September 30, 2006.

On August 30, 2006, a joint-venture of the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time due to unfavorable economic factors such as high fiber and energy costs and the strong appreciation of the Canadian dollar compared to the US dollar. Production ceased on October 3, 2006. Given the indefinite duration of the closure and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $95 million (our share is $48 million) as at September 30, 2006. In addition no closure or restructuring costs provisions were recorded as they could not be assessed as of September 30, 2006.

Subsequent to the end of the third quarter, on October 6, 2006, the Company announced the temporary shut down of the Boxboard Group’s Scierie Lemay sawmill operations due to the conditions prevailing in the lumber market. Given the indefinite duration of the closure and the uncertainty of the business environment in which it operates, no impairment charge was recorded on the net book value of the property, plant and equipment and other assets, which stood at $27 million as at September 30, 2006. In addition, this unit should receive in the fourth quarter of 2006 an amount of $3.5 million following the conclusion of the softwood lumber agreement between the Canadian and U.S. governments.

RESULTS ANALYSIS

Closure and restructuring costs

In 2005 and 2006, the Company and a joint venture company announced the curtailment of certain operating units and production equipment. Following these closures, the Company and a joint-venture company recorded, in 2006, additional restructuring and closure costs related to the boxboard segment for $1 million, the containerboard sector for $1 million (representing the Company’s share) and to the Fine Papers segment for $6 million, $3 million of which is included in discontinued operations.

On August 24, 2006, the Company announced the permanent shut down of one of its specialty board mill located in France of the Specialty Products sector. The Company thus recorded an impairment loss on property, plant and equipment of $7 million and closure and restructuring costs of $3 million.

The specific items included in operating income before depreciation and amortization are as follows:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2006	2005	2006	2005

Unusual gain - (Containerboard sector)	—	—	—	(3)
Unusual gain - (Boxboard sector)	(4)	—	(4)	—
Unusual gain - (Tissue segment)	—	—	—	(1)
Unusual gain - (Corporate service)	—		—	(7)
Impairment loss on property, plant and equipment (Containerboard sector)	—	6	—	6
Impairment loss on property, plant and equipment (Specialty products sector)	7	—	7	—
Impairment loss on property, plant and equipment (Fine papers segment)	—	2	—	2
Closure and restructuring costs - (Boxboard sector)	1	—	1	—
Closure and restructuring costs - (Containerboard sector)	—	6	1	8
Closure and restructuring costs - (Specialty products sector)	3	—	3	—
Closure and restructuring costs - (Fine Papers segment)	—	6	6	6
Unrealized loss (gain) on commodity derivative financial instruments - (Containerboard sector)	—	3	(7)	5
Presented in discontinued operations	—	(8)	(3)	(7)
Specific items included in operating income before depreciation and amortization - loss	7	15	4	9

Historical financial information

(In millions of Canadian dollars,	2004					2005					2006
unless otherwise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Sales(1)
Packaging	536	577	590	571	2,274	603	645	609	580	2,437	606	616	634	1,856
Tissue Papers	168	184	188	174	714	178	176	185	179	718	167	180	192	539
Fine Papers	166	180	189	169	704	175	179	177	176	707	122	46	42	210
Discontinued operations	(140)	(150)	(157)	(149)	(596)	(154)	(138)	(137)	(125)	(554)	(77)	(1)	—	(78)
	730	791	810	765	3,096	802	862	834	810	3,308	818	841	868	2,527
Operating income (loss) before depreciation and amortization ‘’OIBD’’(2)
Packaging	45	51	54	28	178	51	42	22	(6)	109	47	52	42	141
Tissue Papers	18	19	21	18	76	21	28	27	25	101	29	29	34	92
Fine Papers	(3)	(1)	2	(1)	(3)	(2)	(1)	(8)	(103)	(114)	(7)	1	1	(5)
Corporate activities	(3)	(2)	1	—	(4)	(4)	6	4	1	7	(2)	2	(2)	(2)
Discontinued operations	1	2	(2)	—	1	(3)	2	7	90	96	4	1	—	5
	58	69	76	45	248	63	77	52	7	199	71	85	75	231
OIBD excluding specific items(2)
Packaging	40	50	58	42	190	49	45	37	38	169	42	51	49	142
Tissue Papers	18	19	21	18	76	20	28	27	27	102	29	29	34	92
Fine Papers	(3)	(1)	2	(1)	(3)	(2)	(1)	—	(6)	(9)	(2)	2	1	1
Corporate activities	(3)	(2)	1	—	(4)	(4)	(1)	4	1	—	(2)	2	(2)	(2)
Discontinued operations	1	2	(2)	—	1	(2)	2	(1)	1	—	2	—	—	2
	53	68	80	59	260	61	73	67	61	262	69	84	82	235
Operating income (loss) from continuing operations	20	30	36	5	91	20	33	8	(34)	27	31	44	34	109
Excluding specific items(2)	15	29	40	19	103	18	29	23	20	90	29	43	41	113
Net earnings (loss)	(6)	(3)	27	5	23	—	4	3	(104)	(97)	6	33	10	49
Excluding specific items(2)	(5)	5	14	2	16	(1)	4	2	1	6	6	16	17	39
Net earnings (loss) per share (in dollars)
Basic	$ (0.08)	$ (0.03)	$ 0.33	$ 0.06	$ 0.28	$ 0.00	$ 0.05	$ 0.04	$ (1.28)	$ (1.19)	$ 0.07	$ 0.41	$ 0.12	$ 0.60
Basic, excluding specific items(2)	$ (0.07)	$ 0.07	$ 0.17	$ 0.03	$ 0.20	$ (0.01)	$ 0.05	$ 0.02	$ 0.01	$ 0.07	$ 0.07	$ 0.20	$ 0.21	$ 0.48
Cash flow from operations(2)	36	46	51	39	172	35	44	43	33	155	38	56	53	147
Excluding specific items	36	46	51	39	172	35	44	48	41	168	42	56	57	155
Cash flow from operations per share (in dollars)(2)
Basic	$ 0.44	$ 0.56	$ 0.62	$ 0.48	$ 2.11	$ 0.43	$ 0.54	$ 0.53	$ 0.41	$ 1.91	$ 0.47	$ 0.69	$ 0.66	$ 1.82
Basic, excluding specific items	$ 0.44	$ 0.56	$ 0.62	$ 0.48	$ 2.11	$ 0.43	$ 0.54	$ 0.59	$ 0.51	$ 2.07	$ 0.52	$ 0.69	$ 0.71	$ 1.92

Cascades North American US$ selling price index (index 2002 = 1,000)(3)	977	1,048	1,125	1,155	1,077	1,155	1,162	1,130	1,157	1,151	1,209	1,270	1,293	1,257
Cascades North American US$ raw materials index (index 2002 = 300)(4)	352	371	385	372	370	383	370	361	346	365	333	354	394	360
US$/CAN$	$ 0.76	$ 0.74	$ 0.77	$ 0.82	$ 0.77	$ 0.82	$ 0.80	$ 0.83	$ 0.85	$ 0.83	$ 0.87	$ 0.89	$ 0.89	$ 0.88
Natural Gas Henry Hub - US$/mmBtu	$ 5.69	$ 6.00	$ 5.79	$ 6.95	$ 6.11	$ 6.27	$ 6.73	$ 8.49	$ 12.97	$ 8.62	$ 8.98	$ 6.79	$ 6.58	$ 7.45
Return on assets (%)(5)	7.9%	7.9%	8.3%	8.4%	8.4%	8.6%	8.7%	8.3%	8.4%	8.4%	8.7%	9.3%	9.9%

(1)             Net of eliminations.

(2)             See the supplemental information on non-GAAP measures.

(3)             Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator of trends as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(4)             Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator of trends and it may differ from actual manufacturing purchasing costs and our purchase mix.

(5)             Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. It includes discontinued operations. See the supplemental information on non-GAAP measures.

RESULTS ANALYSIS

Consolidated results

For the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005

Sales

Sales increased by $34 million, or 4%, to $868 million in 2006, versus $834 million for the same period in 2005. The acquisition of Standard Paper Box (SPB) by the Containerboard segment in 2005 and the Versailles boxboard mill in the third quarter of 2006 accounted for $34 million in sales during the quarter. Because of the increase in input costs during the past quarters, net average selling prices in U.S. dollar increased in all of our main segments. However, these rising prices have been offset by the 7.2% strengthening of the Canadian dollar versus the U.S. dollar, compared with 2005. In fact, the fluctuation of the Canadian dollar had a direct impact on export prices. In addition, it contributed to downward trending prices in Canadian dollars on the domestic market because several of the Company’s product lines are priced in U.S. dollars.

Shipments increased in most of our business segments, particularly in the Tissue sector and in the North America manufacturing Boxboard segment (excluding Versailles), where shipments increased respectively by 6% and 7% due to a better demand for jumbo rolls in tissue and capacity rationalization in the boxboard industry. On the other hand, the manufacturing shipments of the European Boxboard and the Containerboard segments slightly decreased.

Operating income before depreciation and amortization

The Company generated operating income before depreciation and amortization of $75 million for the period compared with $52 million for 2005. The operating income before depreciation and amortization margin increased to 8.6% for the period, compared to 6.2% in 2005. The 2006 and 2005 operating income before depreciation and amortization includes $7 million and $15 million respectively of specific items losses. Excluding these specific items, the Company was able to improve, with higher selling prices and increased volumes, its operating income before depreciation and amortization at $82 million compared to $67 million in 2005. This was achieved despite the strengthening of the Canadian dollar which had an estimated $12 million negative impact for the third quarter.

The operating income before depreciation variance analysis is as follows:

OIBD variance analysis (in millions of dollars)	Boxboard	Containerboard	Specialty group	Packaging	Tissue Papers	Fine Papers	Corporate	Discontinued operations	Consolidated

OIBD for the 3-month period ended September 30, 2005 (excluding specific items)	15	14	8	37	27	—	4	(1)	67
Positive (negative) impact from:
Sales volume	3	(3)	—	—	3	1	—	—	4
Selling price	3	14	5	22	7	2	(1)	—	30
Raw materials(1)	(4)	1	(1)	(4)	(3)	(1)	—	—	(8)
Energy	—	2	—	2	—	1	—	—	3
Variation of the Canadian dollar(2)	(4)	(2)	(2)	(8)	(2)	(2)	—	—	(12)
Variable costs(3)	1	2	(1)	2	2	2	—	—	6
Fixed costs and others(4)	(4)	3	1	—	—	(1)	(5)	—	(6)
Other sectors(5)	(2)	(1)	—	(3)	—	(1)	—	1	(3)
Business acquisitions	1	—	—	1	—	—	—	—	1
OIBD excluding specific items	9	30	10	49	34	1	(2)	—	82
Specific items	3	—	(10)	(7)	—	—	—	—	(7)
OIBD for the 3-month period ended September 30, 2006	12	30	—	42	34	1	(2)	—	75

(1)             The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)             The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3)             The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)             Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)             Includes change in OIBD of operation units that are not in the manufacturing or converting sectors, profits from inventory elimination and the reclassification of discontinued operations.

For the nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Sales

Sales for the nine-month period ended September 30, 2006 stood at $2.527 billion, compared to $2.498 billion for the same period of 2005. The net average selling prices of all our main segments were affected by the 8.1% strengthening of the Canadian dollar versus the U.S. dollar compared with 2005, while manufacturing shipments increased 4% when excluding the impact of the closure in the first quarter of 2006 of the Thunder Bay mill and the Versailles acquisition in the third quarter of 2006.

Operating income before depreciation and amortization

The Company generated operating income before depreciation and amortization of $231 million for the nine-month period, compared to $192 million for 2005. The operating income before depreciation and amortization margin increased by 18% for the period to 9.1% as compared to 7.7% in 2005. Excluding specific items, the operating income before depreciation and amortization stood at $235 million compared with $201 million in 2005, an increase of $34 million, achieved despite the strengthening of the Canadian dollar, which had an estimated $50 million impact, and higher raw materials costs. The Company was able to compensate these negative effects through increased volumes and selling prices, with cost reductions initiatives, by improving the results of the less-performing assets and through the positive results of the acquisition of SPB and Versailles.

The operating income before depreciation variance analysis is as follows:

OIBD variance analysis (in millions of dollars)	Boxboard	Containerboard	Specialty group	Packaging	Tissue Papers	Fine Papers	Corporate	Discontinued operations	Consolidated

OIBD for the 9-month period ended September 30, 2005 (excluding specific items)	47	55	29	131	75	(3)	(1)	(1)	201
Positive (negative) impact from:
Sales volume	17	(10)	(1)	6	6	3	—	—	15
Selling price	(2)	29	16	43	27	4	(3)	—	71
Raw materials(1)	(5)	(2)	1	(6)	3	(5)	—	—	(8)
Energy	(1)	2	(1)	—	(4)	3	—	—	(1)
Variation of the Canadian dollar(2)	(14)	(12)	(9)	(35)	(9)	(10)	4	—	(50)
Variable costs(3)	3	2	(4)	1	1	8	—	—	10
Fixed costs and others(4)	(1)	9	—	8	(5)	2	(2)	—	3
Other sectors(5)	(3)	(6)	—	(9)	(2)	(1)	—	3	(9)
Business acquisitions	1	2	—	3	—	—	—	—	3
OIBD excluding specific items	42	69	31	142	92	1	(2)	2	235
Specific items	3	6	(10)	(1)	—	(6)	—	3	(4)

OIBD for the 9-month period ended September 30, 2006	45	75	21	141	92	(5)	(2)	5	231

(1)             The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)             The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3)             The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)             Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)             Includes change in OIBD of operation units that are not in the manufacturing or converting sectors, profits from inventory elimination and the reclassification of discontinued operations.

RESULTS ANALYSIS

Segmented analysis

Packaging products

	(in millions of dollars)								Shipments
	Sales				OIBD				(in thousands)
	3 months		9 months		3 months		9 months		3 months				9 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005			2006	2005
Boxboard
Manufacturing - North America	84	60	212	174	(1)	(1)	—	(1)	126	86	st		315	245
Manufacturing - Europe	103	107	314	348	(2)	—	1	8	137	138	st		420	415
Converting	186	183	555	532	18	14	50	41	5,376	5,163	carton		16,271	15,276
Others and eliminations	(11)	(8)	(17)	(13)	(3)	2	(6)	(1)
	362	342	1,064	1,041	12	15	45	47
Containerboard(1)
Manufacturing	87	79	255	256	12	(14)	32	(5)	176	178	st		536	541
Converting	132	125	383	374	12	11	35	37	1,724	1,739	msf		5,149	5,160
Others and eliminations	(55)	(44)	(159)	(139)	6	2	8	7
	164	160	479	491	30	(1)	75	39
Specialty products	128	127	381	388	—	8	21	29	48	51	st	(2)	148	149
Eliminations	(12)	(9)	(36)	(34)	—	—	—	—
	642	620	1,888	1,886	42	22	141	115	487	453	st		1,419	1,350
Total excluding specific items
Boxboard					9	15	42	47
Containerboard(1)					30	14	69	55
Specialty products					10	8	31	29
Excluding specific items					49	37	142	131

	Average selling price (in dollars CA/unit)				Average selling price (in dollars US and €/unit)				Price reference (in dollars US and €/unit)
	3 months		9 months		3 months		9 months		3 months		9 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Boxboard
Manufacturing - North America	668	701	674	715	596	583	595	584	783	715	760	715
Manufacturing - Europe	755	765	747	834	€528	€522	€530	€539	€788	€771	€782	€780
Converting
Others and eliminations

Containerboard(1)
Manufacturing	495	442	477	469	442	368	421	384	565	448	548	479
Converting	77	72	74	73	68	60	66	59
Others and eliminations

Specialty products
Eliminations

Total excluding specific items
Boxboard
Containerboard(1)
Specialty products
Excluding specific items

(1)             The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2)             Consists of the paper manufacturing shipments only.

For the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005

Sales for the Packaging Products segment increased by $22 million, or 3.5%, amounting to $642 million for 2006, compared to $620 million in 2005. The additional contributions of $34 million from SPB and Versailles acquired in 2005 and 2006 respectively combined with volume increases in the North American Boxboard segment have mitigated the impact of the Canadian dollar appreciation on general pricing and of the decrease in sales for European Boxboard segment.

The Packaging Products segment operating income before depreciation and amortization stood at $42 million for the quarter compared with $22 million for the same period in 2006, representing a 91% increase. Excluding specific items, the operating income before depreciation and amortization increased by 32% to $49 million in the third quarter of 2006 from $37 million in 2005. The increase of $12 million is mainly due to selling price increases which were partially offset by higher raw materials costs, by the strengthening of the Canadian dollar which impacted the results by approximately $8 million and by the difficult market conditions prevailing in some boxboard sub-segments.

Boxboard

Sales for the Boxboard Group amounted to $362 million for the quarter, compared to $342 million for the same period in 2005. Over the course of this period, manufacturing shipments increased by 46% in North America due to the Versailles acquisition and to improved backlog orders following capacity rationalization in the industry. In Europe, shipments remained stable despite production problems at the LaRochette (France) mill. In North America, average selling prices in US$ increased by $13 per ton or 2% compared with the third quarter of 2005. In Europe, average selling prices in euros increased slightly by 1% due to an improved mix of sales at our Blendecques, France and Arnsberg, Germany mills which were offset by lower selling prices at the LaRochette mill due to second quality production.

Operating income before depreciation and amortization excluding specific items, which decreased to $9 million from $15 million, was negatively impacted by the strengthening of the Canadian dollar, higher raw materials costs and lower R&D credits. Increased volume, higher selling prices and the contribution of the newly acquired Versailles mill helped to reduce these negative impacts. The results at the Fjordcell pulp mill and the Scierie Lemay sawmill continued to affect the Group’s operating income before depreciation and amortization. Both units contributed negatively $3.5 million for the quarter. The Fjordcell mill was temporarily closed at the end of September 2006 for an indefinite period of time due to, amongst other things, the high costs of woodchips. In addition, on October 6, 2006 the Company temporary shut down its Scierie Lemay sawmill due to the difficult market conditions for this industry that prevailed in Quebec. The European boxboard segment contributed negatively to the operating income before depreciation and amortization due to production problems and maintenance shut down in August at the LaRochette (France) mill. Management has put in place an action plan to resolve this situation.

The Group recorded in 2006, a gain of $4 million on the disposal of its participation in a joint venture company of its converting sector for a cash consideration of $11 million of which $9 million was received at closing. This group also incurred closing and restructuring costs of $1 million relating to the Fjordcell pulp mill temporary closure.

Containerboard

Sales for the Containerboard Group increased by $4 million, amounting to $164 million for the quarter, compared with $160 million for the same period in 2005. Shipments over the period decreased slightly in the manufacturing sector as average $US selling prices increase $74 or 20% due to strong market conditions and a change in the product mix following the closure of the paper machine #1 at the Red Rock mill in September 2005. Shipments of corrugated products decreased slightly compared with 2005 despite the acquisition of SPB at the end of 2005, given the rationalization of the customer portfolio started at the end of 2005. Selling prices of corrugated products in $US increased by 13% compared to the same period of 2005. Operating income before depreciation and amortization excluding specific items, which was negatively impacted by the strengthening of the Canadian dollar, increased to $30 million from $14 million due to price increases in both manufactu-ring and converting markets, the acquisition of SPB and lower energy and freight costs. On August 30, 2006, this group announced the temporary closure of its Red Rock, Ontario containerboard mill for an indefinite period of time due to unfavorable economic factors. Closing costs related to severance and pension plans have not been accounted for in the third quarter expenses as they could not be assessed. An amount related to these items should be recorded in the fourth quarter.

Specialty Products

Despite the strengthening of the Canadian dollar, sales for the Specialty Products Group remained stable at $128 million in 2006 compared to $127 million in 2005. Operating income before depreciation and amortization excluding specific items, increased by $2 million to $10 million from $8 million for the same period in 2005. The increase in profitability is mainly due to the plastic, paper mill packaging and honeycomb businesses resulting from accrued volume compared with 2005. This group also incurred closing and restructuring costs of $3 million and impairment charge on property, plant and equipment of $7 million relating to the permanent closing of its specialty board mill located in France due to continuing lower volumes and difficult market conditions.

RESULTS ANALYSIS

For the nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Sales of the Packaging Products segment remained stable at $1.888 billion compared with $1.886 billion in 2005. Despite shipments and US$ selling price increases, the strengthening of the Canadian dollar had a notable negative impact on sales in CAN$ dollars.

The Packaging Products segment operating income before depreciation and amortization stood at $141 million for the period compared with $115 million for the same period in 2005, representing a 23% increase. Excluding specific items, the operating income before depreciation and amortization increased by 8% at $142 million compared to $131 million for 2005 following a strong performance by our Containerboard Group which offset the decrease in the Boxboard Group’s European, kraft pulp and sawmill units. The strengthening of the Canadian dollar and the increase in raw material costs were compensated by the increase in selling prices and shipments.

Boxboard

Sales for the Boxboard Group amounted to $1.064 billion for the first nine-month period of 2006 as compared to $1,041 billion for the same period in 2005. Over the course of this period, shipments by primary mills increased by 28.5% in North America due to the Versailles acquisition and to capacity rationalization in the industry and by 1% in Europe following a strong demand during the first quarter of 2006 which offset for the production problems at the LaRochette, France mill. In North America, average selling prices in US$ increased by $10 per ton compared with the same period of 2005. In Europe, average selling prices in euros decreased by 1.7% as a result of lower selling prices at the LaRochette mill due to second- quality production. The operating income before depreciation and amortization excluding specific items decreased by 11% to $42 million compared with $47 million and was negatively impacted by higher energy, freight and raw materials production costs resulting, in part, from the purchase of external board by our converting operations. These higher costs were compensated by higher volume of converted products from the QSR business. The strengthening of the Canadian dollar and the difficult market conditions prevailing at the Fjordcell pulp mill and Scierie Lemay sawmill also affected the results. Both of these units contributed negatively to the operating income before depreciation and amortization for $8.5 million during the nine-month period and were temporarily shut down as discussed previously.

Containerboard

Sales for the Containerboard Group decreased by $12 million, amounting to $479 million for the nine-month period compared with $491 million for the same period in 2005. Manufacturing and converting shipments slightly decreased despite the acquisition of SPB at the end of 2005. In the face of US$ price increases, average CAN$ selling prices remained stable in the converting market but increased by only 2% in the manufacturing sector over the period due to the appreciation of the Canadian dollar. Operating income before depreciation and amortization excluding specific items increased to $69 million from $55 million due to $US selling price increases in both manufacturing and converting sectors, by lower energy and other production costs as well as by the acquisition of SPB at the end of 2005, all of which were partially offset by the strengthening of the Canadian dollar, volume decreases mainly in the converting sector. This joint venture also incurred a $7 million unrealized gain on derivative commodity instruments of certain commodity swap contracts. In 2005, this group announced the permanent shutdown of one machine at its Red Rock (Ontario) mill and an additional specific charge of $1 million was recorded in the first quarter of 2006.

Specialty Products

Sales for the Specialty Products Group decreased by 2% to $381 million in 2006 compared with $388 million in 2005. Business volumes were lower in the plastics, specialty board and recovery paper sub-segments but were partially offset by higher volumes in the deinked pulp, honeycomb and paper mill packaging businesses. Sales were also affected by the strengthening of the Canadian dollar. Operating income before depreciation and amortization excluding specific items increased to $31 million from $29 million in 2005. This improvement is mainly due to the increased contribution of the deinked pulp and honeycomb businesses which was offset, in part by the recovery paper sub-segment.

Tissue Group

	(in millions of dollars)								Shipments
	Sales				OIBD				(in thousands) st
	3 months		9 months		3 months		9 months		3 months		9 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	194	187	545	532	34	27	92	74	118	111	336	314
Distribution	—	—	—	22	—	—	—	2
Eliminations	—	—	—	(9)	—	—	—	—
	194	187	545	545	34	27	92	76
Specific items	—	—	—	—	—	—	—	(1)
Excluding specific items	194	187	545	545	34	27	92	75
Discontinued operations	—	—	—	(16)	—	—	—	(1)
Total excluding specific items and discontinued operations	194	187	545	529	34	27	92	74

	Average selling price (in dollars CA/unit)				Average selling price (in dollars US/unit)				Price reference (in dollars US/unit)
	3 months		9 months		3 months		9 months		3 months		9 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	1,600	1,642	1,589	1,633	1,427	1,367	1,403	1,334	1,422	1,362	1,397	1,329
Distribution
Eliminations

Specific items
Excluding specific items
Discontinued operations
Total excluding specific items and discontinued operations

For the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005

Sales for the Tissue Group increased by 3.7%, amounting to $194 million for the period, compared to $187 million in 2005. Average net realized prices in US$ were 4.4% higher in 2006, compared to the corresponding period in 2005, as a result of price increases implemented over the preceding quarters. Shipments increased by 6.3% in 2006, resulting from increased sales of jumbo rolls and new major accounts in the U.S. and continuous growth of our client base for our converted products business.

The Tissue Group’s operating income benefited from an increase in the average realized US dollar price of both jumbo rolls and converted products which income before depreciation and amortization excluding specific items stood at $34 million for 2006, compared with $27 million in 2005. This was partially offset by the strengthening of the Canadian dollar, which had a negative impact of approximately $2 million for the quarter. Operating income before depreciation and amortization was also negatively affected by higher raw materials costs. In addition, this group recorded, in the third quarter of 2006, prior years manufacturing sales tax credits that were claimed in the U.S. in the amount of $1.5 million.

RESULTS ANALYSIS

For the nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Sales for the Tissue Group remained stable, amounting to $545 million for the first nine months of 2006. If we exclude discontinued operations, sales increased by $16 million in 2006. Average net realized prices in US$ were 5% higher in 2006, in comparison with the corresponding period in 2005, as a result of price increases implemented over the last twelve months. Shipments increased by 7% in 2006 compared to 2005, following increased sales in the jumbo rolls business.

The Tissue Group’s operating income before depreciation and amortization excluding specific items and discontinued operations stood at $92 million for 2006, compared with $74 million in 2005. This Group benefited from an increase in the average realized US dollar selling price of jumbo rolls and converted products and a reduction in raw material production costs which was partially offset by the strengthening of the Canadian dollar, which had a negative impact of approximately $9 million over the nine-month period. Operating income before depreciation and amortization was also negatively affected by higher energy and transportation costs.

Fine Papers Group

	(in millions of dollars)								Shipments
	Sales				OIBD				(in thousands) st
	3 months		9 months		3 months		9 months		3 months		9 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing	44	81	147	245	1	(11)	(5)	(19)	35	68	121	204
Distribution	—	106	68	320	—	3	—	8
Eliminations	—	(8)	—	(26)	—	—	—	—
	44	179	215	539	1	(8)	(5)	(11)	35	68	121	204
Specific items	—	—	—	—	—	8	6	8
Excluding specific items	44	179	215	539	1	—	1	(3)	35	68	121	204
Discontinued operations	—	(137)	(78)	(413)	—	(1)	2	—	—	(38)	(15)	(115)
Total excluding specific items and discontinued operations	44	42	137	126	1	(1)	3	(3)	35	30	106	89

	Average selling price (in dollars CA/unit)				Average selling price (in dollars US/unit)				Price reference (in dollars US/unit)
	3 months		9 months		3 months		9 months		3 months		9 months
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Manufacturing	1,198	1,160	1,158	1,155	1,068	966	1,022	944	850	713	818	733
Distribution
Eliminations

Specific items
Excluding specific items
Discontinued operations
Total excluding specific items and discontinued operations

At the end of 2005, the Company announced the permanent shutdown of its Thunder Bay, Ontario mill. Production at the Thunder Bay mill ceased on January 21, 2006. This mill generated a negative operating income before depreciation and amortization of $11 million for the twelve-month period in 2005, including $3 million for the fourth quarter, $2 million for the third quarter, $4 million for the second quarter and $2 million for the first quarter of 2005. According to CICA Section 3475, “Disposal of long-lived assets and discontinued operations”, the financial results of the activities of the Thunder Bay mill and the distribution division are presented as discontinued operations with a restatement of the comparative figures.

For the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005

Sales for the Fine Papers Group amounted to $44 million in 2006, compared to $179 million for 2005. This decrease is due to the disposal of its distribution activities as of February 28, 2006 and the permanent closure of its Thunder Bay paper mill at the end of January 2006. Excluding the discontinued operations, sales amounted to $44 million as compared to $42 million as a result of an increase of more than $US100 per ton in average selling price compared to 2005, due to better market conditions. However, sales were negatively affected by the strengthening of the Canadian dollar against the U.S. dollar. Fine Papers Group operating income before depreciation and amortization excluding specific items and discontinued operations stood at $1 million for the period, compared with a loss of $1 million for the same period in 2005. The remaining uncoated paper mill of St-Jérôme continued to realign its product mix, expand its specialty and high recycled content paper offerings and improve its cost structure with the implementation of several restructuring measures, that started to show benefits at the beginning of the year.

For the nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Sales for the first nine months of 2006 for the Fine Papers Group amounted to $215 million in 2006, compared to $539 million for 2005. This decrease is due to the disposal of its distribution activities and the permanent closing of its Thunder Bay paper mill. Excluding discontinued operations, sales amounted to $137 million, compared to $126 million, as a result of a 19% increase in shipments combined with an increase of $US80 per ton in average selling price compared to 2005, due to better market conditions. However, sales were negatively affected by the appreciation of the Canadian dollar against the U.S. dollar. Fine Papers Group operating income before depreciation and amortization excluding specific items and discontinued operations amounted to $3 million for the period compared to a negative contribution of $3 million for the same period of 2005. This improvement is mainly due to the positive impact of the restructuration plan put in place at the St-Jérôme mill which included an important cost reduction program and the increase use of biogases. In 2006, an additional provision in the amount of $6 million was taken in relation to the restructuring and closure costs following the 2005 announcement of production curtailment at the St-Jérôme and Thunder Bay operations and for the sale of the distribution sector.

Other items analysis

Depreciation and amortization

Depreciation and amortization decreased to $122 million in 2006, from $131 million for the corresponding period of 2005, primarily as a result of the impairment charges of property, plant and equipment recorded in 2005 in the amount of $67 million and by the conversion into Canadian dollars of our US-based assets depreciation.

Interest expense

Interest expense increased to $63 million compared to $59 million in 2005. The debt level has increased during 2005 but the strengthening of the Canadian dollar helped to reduce the interest expense on the Company’s U.S.-denominated debts.

Foreign exchange gain on long-term debt

In 2006, the Company recorded a foreign exchange gain of $14 million on both its own and its joint venture US-denominated debts, as the Canadian dollar went from $0.858 against the U.S. dollar as at December 31, 2005 to $0.897 as at September 30, 2006. This compares to a gain of $12 million in 2005. These gains have no impact on the Company’s liquidities.

Provision for income taxes

The income tax provision for 2006 amounted to $13 million representing an effective tax rate of 22%. In the nine-month period of 2006, the tax provision includes a recovery of future tax in the amount of $3 million following the reduction of the federal tax rate decrease. Excluding the impact of specific items, the tax rate would have been approximately 30%.

RESULTS ANALYSIS

In addition to this $3 million tax rate reduction impact, another adjustment of $2 million due to this change is recorded in the share of results of significantly influenced companies. The total tax rate adjustment for 2006 is $5 million ($0.06 per share).

The effective tax rate and the current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate is higher than in Canada, notably Germany and the United States. Starting in the third quarter of 2006, the future tax assets resulting from the tax loss of our France subsidiaries of the Boxboard group are no longer recognized to earnings due to their cumulative amount and the uncertainty of recovery within a reasonable period of time.

Share of results of significantly influenced companies

The share of results of significantly influenced company is mainly attributable to our 43% participation in Boralex inc., a Canadian producer of green and renewable energy. Boralex’s results improved in 2005 and 2006 due to better electricity prices in the U.S., to renewable energy certificates that gives Boralex a premium on the base price of electricity in some of its markets and to U.S. non-refundable tax credits for renewable energy producers.

Net earnings

As a result of the foregoing factors, the Company posted for the third quarter, net earnings of $10 million, or $0.12 per share for 2006, versus $3 million, or $0.04 per share, for 2005. For the first nine-month period ended September 30, 2006, net earnings amounted to $49 million or $0.60 per share compared to $7 million or $0.09 per share in 2005.

For the third quarter, net earnings excluding these specific items increased to $17 million or $0.21 per share compared with $2 million or $0.02 per share in 2005. For the first nine months of 2006, net earnings excluding these specific items increased to $39 million or $0.48 per share compared to $5 million, or $0.06 per share in 2005.

Liquidity and capital resources

Cash flows from operating activities

Operating activities generated $69 million in the third quarter of 2006 ($108 million for the nine-month period), as compared to $44 million in 2005 ($14 million for the nine-month period). During the first nine months of 2006, changes in non-cash working capital components amounted to a use of funds of $39 million compared to a use of funds of $108 million in 2005. This use of cash in 2006 is mainly attributable to the rise in accounts receivable throughout the Group due to increased selling prices and volumes plus the payment of interest on the Company’s US$-denominated debt which occured in February and August. These uses of cash were offset by a reduction in inventory and by the recovery of prior years’ income taxes. During the quarter, $3 million was paid on the restructuring and closure costs provisions recorded in 2005 which are included in the liquidity variation of the discontinued operations.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $53 million for the third quarter of 2006 or $0.66 per share ($147 million or $1.82 per share for the nine-month period) compared with $43 million or $0.53 per share for the same period in 2005 ($122 million or $1.50 per share for the nine-month period). An amount of $4 million ($0.05 per share) related to the closing and restructuring charges has reduced cash flow from operating activities of the third quarter of 2006 as compared with $5 million ($0.06 per share) in the same quarter of 2005. This cash flow measure is important since it enables the Company to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

During the first nine months of 2006, investment activities required total cash resources of $107 million to capital expenditure projects and business acquisitions. The most important capital projects were: $11 million to add converting equipment in the Boxboard Group’s QSR business, $3 million to acquire 9,000 hectares of wood lots thereby securing a portion of the wood fibre for one mill of the Containerboard sector, $2 million to complete the upgrade of the Avot-Vallée, France containerboard mill, $2 million to add corrugated equipment at the Vaudreuil containerboard converting plant, $2 million for a new warehouse at the plastic Kingsey Falls plant of the Specialty products group, $2 million to add converting equipment in the U.S. tissue mills and $8.5 million for the acquisition of the assets of the deinked pulp mill located in Hagerstown, Maryland.

In the third quarter, the Company acquired a participation in a Tissue product converting business for an amount of $10 million. This will secure a portion of the volume for the jumbo rolls business.

In addition, on April 25, 2006 the Company announced that it had acquired certain assets from the paperboard division of Simkins Industries “Simkins” located in Ridgefield, New Jersey and in New Haven, Connecticut, for $14 million ($US 12.5 million). Concurrently with the purchase of these assets, the Company and Simkins entered into a Supply Agreement for the supply of recycled coated boxboard to Simkins’ folding carton plants. On July 19 and August 7, 2006, the Company completed the acquisition of the assets of Caraustar Industries two coated recycled boxboard mills located in Sprague, Connecticut and Rittman, Ohio for a total purchase price of $18 million (US$ 15 million). The Sprague mill now operate under the name of Versailles. The mills of Simkins and Rittman were closed by Simkins and Caraustar. This transaction combined with the Simkins acquisition represents a further step towards our stated goal of improving the performance of our Boxboard Group. As was the case with previous transactions realized by this group, this acquisition will allow the Company to increase productivity at all its board mills while improving profitability thru an improved product and customer mix. Moreover the acquisition of the Versailles mill will enable this group to move its board manufacturing closer to its customer base while increasing its presence in the United States thereby further reducing its exposure to fluctuations in the exchange rate.

A joint-venture also finalized, in the third quarter, the allocation of the purchase price of SPB Canada acquired in 2005. The final allocation required a positive adjustment of $2 million of the price paid in 2005.

On September 7, 2006, the Company disposed of its investment in a joint-venture of its Boxboard Group for a consideration of $11 million (US$10 million) of which $9 million (US$8 million) was received at closing and $2 million (US$2 million) will be received over the next two years. The Company realized a gain of $4 million before income tax of $2 million. This joint-venture contributed, until its date of disposal in 2006, $11 million of sales and $1 million of operating income before depreciation and amortization.

RESULTS ANALYSIS

Financing activities

During the first nine months of 2006, the Company repaid $74 million on its revolving facilities and other debts following the sale of its Fine papers distribution activities. It also redeemed 104,800 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $1.3 million.

Taking into account these transactions and the $10 million in dividends paid out during the first nine months, financing activities required $74 million in liquidity.

Liquidity from discontinued operations

On February 28, 2006, the Company sold the distribution activities of its Fine Papers segment for a total net consideration of $87 million. Of the total selling price, $77 million was received at closing, $8.5 million was cashed on November 2, 2006 and the balance will be received before the end of the year. The cash flow from operations and working capital requirements of the distribution activities and the Thunder Bay mill required $23 million in liquidity.

Consolidated financial position as at September 30, 2006

The Company has the following financial position and ratios:

	September 30,	December 31,
Balance sheet data (in millions of Canadian $)	2006	2005
Working capital(1)	566	594
% of sales(2)	16.1%	16.5%
Bank loan and advances	52	44
Current portion of long-term debt	8	8
Long-term debt	1,176	1,289
Total debt	1,236	1,341
Shareholders’ equity	941	897
Total equity and debt	2,177	2,238
Ratio debt/total equity and debt	56.8%	59.9%
Shareholders’ equity per share	$11.65	$11.10

(1) Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $40 million as at September 30, 2006 and $55 million as at December 31, 2005. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

(2) % of sales = LTM Working Capital/LTM Sales. Starting in 2006, LTM Sales exclude discontinued operations as their working capital items do not appear on the balance sheet.

Long-term debt, including the current portion, decreased following the sale of its Fine papers distribution activities at the end of February 2006. The Company had $325 million (net of letter of credit in the amount of $8 million) available under its $550 million revolving credit facility at the end of the quarter. On March 15, 2006, Norampac, a joint-venture Company refinanced, prior to maturity, its revolving credit facility for a five-year term. The new credit facility borrowing capacity is $325 million with an accordion feature of $25 million which allows Norampac the possibility of increasing the original credit facility to $350 million. The availability on this revolving credit facility at the end of September 30, 2006 was $233 million.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which we estimate at approximately $110 million for 2006 including the share of its joint ventures.

Capital stock information

As at September 30, 2006, the capital stock issued and outstanding consisted of 80,774,701 common shares (80,818,540 as at December 31, 2005). As at September 30, 2006, 2,419,111 stock options were issued and outstanding (2,115,167 as at December 31, 2005). During the first nine months of 2006, 60,961 options were exercised and 52,511 were forfeited. In addition, the Company issued 417,416 options at a price of $11.49. As at November 6, 2006, 80,723,025 common shares and 2,415,187 stock options were issued and outstanding.

	For the 3-month periods ended September 30,
	2006	2005
Common shares -
Toronto Stock Exchange
High	$12.85	$11.65
Low	$11.09	$8.05
Volume	8,606,000	6,163,000

	For the 9-month periods ended September 30,
	2006	2005
Common shares -
Toronto Stock Exchange
High	$12.85	$13.95
Low	$9.66	$8.05
Volume	19,407,000	17,732,000

Outlook

Overall, we remain cautious with regard to our expectations for the next few months, given the uncertainty surrounding US business conditions as well as seasonal patterns normally associated with the fourth quarter. Furthermore, we intend to make every effort to realize synergies anticipated in relation to the recent transactions and improve profitability overall in our Boxboard Group. We will also continue to be proactive in managing our costs by focusing on less-performing assets while continuing to explore selective acquisition opportunities in our core segments. Also, usual seasonal maintenance downtime should be taken by the end of the year in most of our segments.

In North America, going forward, the Boxboard Group expects to benefit, partially in the next quarter but mostly in 2007, from the recent acquisition of the Versailles mill from Caraustar, from the acquisitions of certain assets, as well as from the implementation of price increases on recycled grades. The Group will remain focused on the integration of the newly acquired mill and the optimization of its production across its North American facilities in order to increase synergies. In addition, the Group will closely monitor the situation of its indefinitely shut pulpmill and sawmill and could take further actions in the coming quarters. In Europe, given fierce competition and high energy prices, the Group continues to anticipate challenging market conditions, in both the virgin and the recycled grades, despite the announced price increases in the latter market. In this context, the Group will continue to focus on its non-performing assets, namely Blendecques (France) and LaRochette (France).

The Containerboard Group (Norampac) expects to benefit from the current favorable pricing environment at both the manufacturing and the converting levels. However, the Group anticipates lower seasonal demand for its corrugated products as well as a continuously strong competition in its Canadian box plant operations. Albeit, Norampac will focus on completing the optimization of its box plant production system following the acquisition of the three corrugated products converting plants from SPB Canada. Also, the Group will continue reviewing the situation of its Red Rock linerboard mill in order to ensure its competitiveness in the North American containerboard market. On the cost side, the sector could be positively impacted by the recent drop in OCC pricing (old corrugated containers).

The Speciality Products Group expects a seasonal slowdown in the next quarter, particularly in its plastic products and specialty paper and board segments given a historically slower fourth quarter. In its de-inked pulp business, the Group anticipates challenging business conditions with higher costs for energy and waste papers. Furthermore, with its strategic alliance with Metro Waste, the Group intends to continue to expand and optimize its strategic activities of waste paper recovery and processing. Finally, the Group remains actively engaged in product development activities which may lead to the introduction of a new packaging solution in the next quarter.

RESULTS ANALYSIS

Overall, fundamental demand for tissue remains healthy and the Tissue Group anticipates that market conditions will continue to be favorable. In fact, the Group’s operations are anticipated to benefit from a upward selling pricing environment as price hikes are currently being implemented or announced for the coming quarters in some of its sub-segments. On the cost side, the Group acknowledges upward pricing pressures for virgin pulp and sorted office papers.

The Fine papers Group should continue to benefit from relatively stable business conditions. The Group intends to remain focused on the realignment of its product mix, the expansion of its speciality paper and high-recycled content paper offering and the improvement of its cost structure.

Supplemental information on non-GAAP measures

Operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation excluding specific items:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2006	2005	2006	2005

Net earnings	10	3	49	7
Net loss from discountinued operations	—	5	4	8
Share of results of significantly influenced companies	(2)	(1)	(6)	(3)
Provision for income taxes	5	2	13	4
Foreign exchange loss gain on long-term debt	—	(21)	(14)	(12)
Realized gain on derivative financial instruments	—	—	—	(2)
Interest expense	21	20	63	59

Operating income	34	8	109	61
Specific items :
Unusual gain	(4)	—	(4)	(10)
Impairment loss on property, plant and equipment	7	6	7	8
Closure and restructuring costs	4	6	8	6
Unrealized loss (gain) on commodity derivative financial instruments	—	3	(7)	5
	7	15	4	9
Operating income - excluding specific items	41	23	113	70
Depreciation and amortization	41	44	122	131
Operating income before depreciation - excluding specific items	82	67	235	201

RESULTS ANALYSIS

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings(1)				Net earnings per share(1)
(in millions of dollars, except	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
amounts per share)	2006	2005	2006	2005	2006	2005	2006	2005
As per GAAP	10	3	49	7	$0.12	$0.04	$0.60	$0.09
Specific items:
Unusual gains	(4)	—	(4)	(10)	$(0.02)	$—	$(0.02)	$(0.10)
Impairment loss on property, plant and equipment	7	6	7	8	$0.08	$0.05	$0.08	$0.07
Closure and restructuring costs	4	6	8	6	$0.04	$0.05	$0.07	$0.05
Unrealized loss (gain) on commodity derivative financial instruments	—	3	(7)	5	$—	$0.02	$(0.06)	$0.04
Realized gain on derivative financial instruments	—	—	—	(2)	$—	$—	$—	$(0.03)
Foreign exchange (gain) loss on long-term debt	—	(21)	(14)	(12)	$(0.01)	$(0.21)	$(0.16)	$(0.12)
Included in discontinued operations	—	8	3	7	$—	$0.07	$0.03	$0.06
Adjustment of statutory tax rate	—	—	(5)	—	$—	$—	$(0.06)	$—
Tax effect on specific items	—	(3)	2	(4)
	7	(1)	(10)	(2)	$0.09	$(0.02)	$(0.12)	$(0.03)
Excluding specific items	17	2	39	5	$0.21	$0.02	$0.48	$0.06

(1)   Specific amounts per share are calculated on an after-tax basis.

The following table reconciles the net cash provided by operating activities to operating income and operating income before depreciation and amortization:

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of dollars)	2006	2005	2006	2005

Cash flow provided by operating activities	69	44	108	14
Changes in non-cash working capital components	(16)	(1)	39	108
Depreciation and amortization	(41)	(44)	(122)	(131)
Current income taxes	6	1	22	21
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	21	20	63	59
Unusual gains	4	—	4	10
Impairment loss on property, plant and equipment	(7)	(6)	(7)	(8)
Closure and restructuring costs	—	(1)	—	(1)
Unrealized loss (gain) on derivative financial commodity instruments	—	(3)	7	(5)
Gain on derivative financial instruments	—	—	—	(2)
Other non-cash adjustments	(2)	(2)	(5)	(4)
Operating income from continuing operations	34	8	109	61
Depreciation and amortization	41	44	122	131
Operating income before depreciation and amortization	75	52	231	192

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations				Cash flow from operations per share
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of dollars, except amounts per share)	2006	2005	2006	2005	2006	2005	2006	2005

Cash flow provided by operating activities	69	44	108	14
Changes in non-cash working
capital components	(16)	(1)	39	108
Cash flow from operations	53	43	147	122	$0.66	$0.53	$1.82	$1.50
Specific items:
Closure and restructuring costs	4	5	8	5	$0.05	$0.06	$0.10	$0.06

Excluding specific items	57	48	155	127	$0.71	$0.59	$1.92	$1.56

Additional information

Additional information relating to the Company, including the AIF, is available on SEDAR at www.sedar.com.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in millions of Canadian dollars)

		As at September 30,	As at December 31,
	Note	2006	2005
		(unaudited)
Assets

Current assets
Cash and cash equivalents		23	43
Accounts receivable		534	545
Inventories		472	537
		1,029	1,125
Property, plant and equipment		1,494	1,562
Other assets	7	260	233
Goodwill		125	126
		2,908	3,046

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		52	44
Accounts payable and accrued liabilities		480	543
Current portion of long-term debt	8	8	8
		540	595
Long-term debt	8	1,176	1,289
Other liabilities	9	251	265
		1,967	2,149
Shareholders’ equity
Capital stock	12	267	264
Retained earnings		707	669
Cumulative translation adjustments		(33)	(36)
		941	897
		2,908	3,046

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(unaudited)	Note	2006	2005	2006	2005
			(note 2)		(note 2)
Sales		868	834	2,527	2,498
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	11	708	691	2,061	2,060
Depreciation and amortization		41	44	122	131
Selling and administrative expenses		78	76	229	237
Impairment loss on property, plant and equipement	4	7	6	7	8
Closure and restructuring costs	4	4	6	8	6
Loss (gain) on commodity derivative financial instruments	5	—	3	(5)	5
Unusual gains	6 b)	(4)	—	(4)	(10)
		834	826	2,418	2,437
Operating income from continuing operations		34	8	109	61

Interest expense	21	20	63	59
Gain on derivative financial instruments		—	—	—	(2)
Foreign exchange gain on long-term debt		—	(21)	(14)	(12)
		13	9	60	16
Provision for income taxes		5	2	13	4
Share of results of significantly influenced companies		(2)	(1)	(6)	(3)
Net earnings from continuing operations		10	8	53	15
Net loss from discontinued operations	2	—	(5)	(4)	(8)
Net earnings for the period		10	3	49	7

Basic and diluted net earnings from continuing operations per common share		$0.12	$0.11	$0.65	$0.19
Basic and diluted net earnings per common share		$0.12	$0.04	$0.60	$0.09
Weighted average number of common shares outstanding		80,796,541	81,050,628	80,801,031	81,238,285

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(unaudited)	2006	2005	2006	2005
Balance - beginning of period	701	779	669	783
Net earnings for the period	10	3	49	7
Dividends	(3)	(3)	(10)	(10)
Excess of redemption price over paid-up capital	(1)	(3)	(1)	(4)
Balance - end of period	707	776	707	776

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(unaudited)	Note	2006	2005	2006	2005
			(note 2)		(note 2)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations		10	8	53	15
Adjustments for:
Depreciation and amortization		41	44	122	131
Impairment loss on property, plant and equipement		7	6	7	8
Closure and restructuring costs		—	1	—	1
Unrealized loss (gain) on commodity derivative financial instruments	5	—	3	(7)	5
Unusual gains		(4)	—	(4)	(10)
Foreign exchange gain on long-term debt		—	(21)	(14)	(12)
Future income taxes		(1)	1	(9)	(17)
Share of results of significantly influenced companies		(2)	(1)	(6)	(3)
Others		2	2	5	4
		53	43	147	122
Change in non-cash working capital components		16	1	(39)	(108)
		69	44	108	14
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment		(31)	(29)	(75)	(90)
Proceed from disposal of property, plant and equipment		—	—	—	19
Purchase of other assets		(11)	(7)	(10)	(11)
Business acquisitions, net of cash acquired	6 a)	(16)	—	(30)	(8)
Business disposals, net of cash disposed	6 b)	8	—	8	—
		(50)	(36)	(107)	(90)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		4	(8)	8	(7)
Change in revolving credit facilities		(14)	13	(66)	153
Increase in other long-term debt		1	—	2	1
Payments of other long-term debt		(2)	(2)	(8)	(64)
Net proceeds from issuance of shares and others		—	—	1	—
Redemption of common shares	12	—	(4)	(1)	(6)
Dividends		(3)	(3)	(10)	(10)
		(14)	(4)	(74)	67
Change in cash and cash equivalents during the period from continuing operations		5	4	(73)	(9)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	2	(3)	5	54	19

Change in cash and cash equivalents during the period		2	9	(19)	10
Translation adjustments on cash and cash equivalents		2	(4)	(1)	(3)
Cash and cash equivalents - Beginning of period		19	32	43	30

Cash and cash equivalents - End of period		23	37	23	37

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Accounting policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies.

Note 2 - Discontinued operations

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. In addition, as announced in 2005, the Company ceased its operations at its Fine papers Thunder Bay, Ontario mill on January 21, 2006. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as discountinued operations. The comparative financial information of 2005 has been restated to reflect this change. As further described in note 6, the Company sold the distribution activities of its Fine papers segment. Financial information relating to these discountinued operations is as follows:

	September 30,	December 31,
	2006	2005
Condensed balance sheet
Current assets	—	158
Long-term assets	—	34
Current liabilities	—	44

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
Condensed statement of earnings
Sales	—	137	78	429
Operating loss(1)	—	(7)	(5)	(7)
Interest expense	—	2	1	5
Recovery of income taxes	—	(4)	(2)	(4)
Net loss from discontinued operations	—	(5)	(4)	(8)
Net loss per share from discontinued operations	—	$(0.07)	$(0.05)	$(0.10)

Condensed statement of cash flows
Cash flows from operating activities	(3)	5	(23)	6
Cash flows from investing activities (note 6 b))	—	—	77	14
Cash flows from financing activities	—	—	—	(1)

(1)            Includes a provision for restructuring and closure costs in the amount of $3 million for 9-month period of 2006 and $6 million in 2005.

Note 3 - Measurement uncertainty

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

On June 29, 2006, the Company announced that it ceased operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time. The business environment which has been marked by a strong appreciation of the Canadian dollar compared to the US dollar as well as high wood and energy costs dictates this course of action. The Company is monitoring the situation closely and is committed to re-evaluating the situation should conditions affecting operating costs, the exchange rate and the selling price improve. Given this indefinite period, the uncertainty of the operating cost and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $46 million as at September 30, 2006.

On August 30, 2006, a joint venture of the Company announced that it ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time due to unfavorable economic factors such as high fiber supply and energy costs and the strong appreciation of the Canadian dollar compared to the US dollar. Production ceased on October 3. Given this indefinite period and the impairment test performed, no impairment charge was recorded on the net book value of the property, plant and equipment, which stood at $95 million (our share is $48 million) as at September 30, 2006. No closure and restructuring costs were recorded in this period.

Note 4 - Closure and restructuring costs

In 2005 and 2006, the Company and a joint venture of the company announced the permanent or temporary shutdown of certains operating units and production equipment. Following these closures, the Company and a joint-venture of the company recorded, in 2006, additional restructuring and closure costs related to the boxboard segment for $1 million, the containerboard segment for $1 million (representing the Company’s share) and to the fine papers segment for $6 million ($3 million of which is included in discountinued operations).

On August 24, 2006, the Company announced the permanent shut down of one of its specialty board mill located in France of the Specialty Products Group. The Company thus recorded an impairment loss on property, plant and equipment of $7 million and closure and restructuring costs of $3 million.

The following table provides a reconciliation of all closure and restructuring cost provisions:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
Balance at beginning of period	39	—	55	—
Additionnal provision
Severance and pension liability	4	10	11	10
Write-down of inventories	—	2	—	2
Non-monetary items	—	(2)	—	(2)
Payments	(3)	(2)	(26)	(2)
Balance at end of period	40	8	40	8

Note 5 - Loss (gain) on commodity derivative financial instruments

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
Realized loss on commodity derivatives financial instruments	—	—	2	—
Unrealized loss (gain) on commodity derivative financial instruments	—	3	(7)	5
	—	3	(5)	5

Note 6 - Business acquisitions and disposals

a) On April 25, 2006 the Company’s packaging segment announced that it has acquired certain assets from the paperboard division of Simkins Industries “Simkins” located in Ridgefield, New Jersey and in New Haven, Connecticut, for $14 million (US$ 12.5 million). On July 19 and August 7, 2006, the Company’s completed the acquisition of the assets of Caraustar Industries’s two coated recycled boxboard mills located in Sprague, Connecticut and Rittman, Ohio for a total purchase price of $18 million (US$ 15 million). The Sprague mill will now operate under the name of Versailles. The Simkins and Rittman mills have been closed by Simkins and Caraustar.

In 2006, a joint venture finalized the allocation of the purchase price relating to the acquisition of three corrugated plants from SPB Canada in 2005. The purchase price was reduced by $3,5 million (the Company’s share amounted to $2 million). Accordingly, the amounts disclosed in the table below represent the adjustments required to the allocation prepared in 2005.

The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed, which is not finalized, except for SPB, resulted in a deductible goodwill of $7 million (US$ 6 million) and a reduction of $6 million following the SPB adjustment.

Acquired company	Simkins	Sprague	SPB
Business segment	Packaging	Packaging	Packaging	Total
Accounts receivable	—	7	(2)	5
Inventory	—	4	—	4
Property, plant and equipment	—	13	—	13
Customer relationship and client lists	11	—	4	15
Goodwill	7	—	(6)	1
	18	24	(4)	38
Acounts payable and accrued liabilities	—	(6)	—	(6)
Other liabilities	(4)	—	2	(2)
Total consideration paid	14	18	(2)	30

b) On February 28, 2006, the Company sold the distribution activities of its Fine papers segment for a total estimated consideration of $87 million. Of the total selling price, $77 million was received at this date and the balance will be received at the final closing date which is expected to take place before the end of the year. These assets were recorded at their net estimated realizable value at the end of 2005 and no further adjustment was required in 2006 based on the estimated considerations above. On September 7, 2006, the Company disposed of its investment in a joint venture of its Boxboard Group for a consideration of $11 million (US$10 million) of which $9 million (US$8 million) was received at closing and $2 million (US$2 million) will be received over the next two years. The Company realized a gain of $4 million before income tax of $2 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Fine papers	Packaging	Total
	(note 2)
Accounts receivable	56	4	60
Inventories	49	3	52
Property, plant and equipment	5	4	9
	110	11	121
Accounts payable and accrued liabilities	(23)	(3)	(26)
Long-term debt	—	(2)	(2)
	87	6	93
Gain on disposal	—	4	4
Balance of sale price, classified as receivables	(10)	(2)	(12)
Total consideration received, net of cash disposed	77	8	85

Note 7 - Other assets

	September 30,	December 31,
	2006	2005
Investments in significantly influenced companies	105	90
Other investments	10	8
Deferred charges	32	36
Employee future benefits	49	46
Fair value of derivative financial instruments	1	—
Customer relationship and client lists	49	38
Other finite-life intangible assets	14	15
	260	233

Note 8 - Long-term debt

	September 30,	December 31,
	2006	2005
7.25% unsecured senior notes	753	787
Revolving and term credit facility	217	267
Other debt from subsidiaries	26	30
Other debt from joint ventures	188	213
	1,184	1,297
Current portion	8	8
	1,176	1,289

Note 9 - Other liabilities

	September 30,	December 31,
	2006	2005
Employee future benefits	85	85
Future income taxes	147	160
Unrealized gain on derivative financial instruments	1	6
Legal settlement	10	10
Other	8	4
	251	265

Note 10 - Interests in joint ventures

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	September 30,	December 31,
	2006	2005
Consolidated balance sheets
Current assets	224	224
Long-term assets	487	486
Current liabilities	101	101
Long-term debt, net of current portion	187	212
Cash and cash equivalents	9	18
Total assets	711	710
Total debt	196	222

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
Consolidated statements of earnings
Sales	197	182	572	570
Depreciation and amortization	8	9	25	26
Operating income	30	15	64	49
Interest expense	4	4	11	10
Net earnings (loss)	18	(1)	46	19
Consolidated statements of cash flows
Operating activities	18	21	30	38
Investing activities	(5)	(7)	(21)	(17)
Financing activities	(15)	(7)	(19)	(8)
Additionnal information
Dividends received by the Company from joint ventures	3	—	18	16

Note 11 - Additional information

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
a) Cost of sales
Foreign exchange gain	—	—	—	1

b) Employee future benefits expenses
Defined benefit pension plans	3	3	9	9
Other employee future benefit plans	2	2	6	6
Defined contribution pension plans	1	1	3	3

c) Supplemental disclosure
Depreciation of property, plant and equipment	39	42	117	128
Amortization of other assets	2	2	5	4
Amortization of deferred financing cost included in interest expense	1	1	3	3
Interest paid	32	33	72	75
Income taxes paid (received)	(2)	(2)	2	19

Note 12 - Capital stock

As at September 30, 2006, the capital stock issued and outstanding consisted of 80,774,701 common shares (80,818,540 as at December 31, 2005). As at September 30, 2006, 2,419,111 stock options were issued and outstanding (2,115,167 as at December 31, 2005). During the period, 60,961 options were exercised and 52,511 were forfeited. In addition, the Company issued 417,416 options at an exercice price of $11.49.

In 2006, in the normal course of business, the Company renewed its redemption program of a maximum of 4,040,417 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 13, 2006 to March 12, 2007. As of September 30, 2006, the Company redeemed 104,800 common shares under this redemption program for a consideration of approximately $1.3 million.

Note 13 - Subsequent event

On October 6, 2006, the Company announced the temporary shut down of the Scierie Lemay sawmill of the Boxboard Group due to the conditions prevailing in the lumber market. Given this indefinite period, no impairment charge was recorded on the net book value of the property, plant and equipment and other assets, which stood at $27 million as at September 30, 2006. In addition, this unit should received in the fourth quarter of 2006 and amount of approximately $3.5 million following the conclusion of the softwood lumber agreement between the Canadian and American goverments.

SELECTED SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
		(note 2)		(note 2)
Sales
Packaging products
Boxboard
Manufacturing	187	167	526	522
Converting	186	183	555	532
Eliminations and others	(11)	(8)	(17)	(13)
	362	342	1,064	1,041
Containerboard(1)
Manufacturing	87	79	255	256
Converting	132	125	383	374
Eliminations and others	(55)	(44)	(159)	(139)
	164	160	479	491
Specialty products	128	127	381	388
Eliminations	(12)	(9)	(36)	(34)
	642	620	1,888	1,886
Tissue papers
Manufacturing and Converting	194	187	545	532
Distribution	—	—	—	22
Eliminations	—	—	—	(9)
	194	187	545	545
Fine papers
Manufacturing	44	81	147	245
Distribution	—	106	68	320
Eliminations	—	(8)	—	(26)
	44	179	215	539
Eliminations	(12)	(15)	(43)	(43)
Discontinued operations	—	(137)	(78)	(429)
Consolidated total	868	834	2,527	2,498

(1)          The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
		(note 2)		(note 2)
Operating income (loss) before depreciation and amortization and operating income from continuing operations
Packaging products
Boxboard
Manufacturing	(3)	(1)	1	7
Converting	18	14	50	41
Others	(3)	2	(6)	(1)
	12	15	45	47
Containerboard(1)
Manufacturing	12	(14)	32	(5)
Converting	12	11	35	37
Others	6	2	8	7
	30	(1)	75	39

Specialty products	—	8	21	29
	42	22	141	115
Tissue papers
Manufacturing and Converting	34	27	92	74
Distribution	—	—	—	2
	34	27	92	76
Fine papers
Manufacturing	1	(11)	(5)	(19)
Distribution	—	3	—	8
	1	(8)	(5)	(11)
Corporate	(2)	4	(2)	6
Discontinued operations	—	7	5	6
Operating income before depreciation and amortization from continuing operations	75	52	231	192

Depreciation and amortization
Boxboard	(17)	(19)	(51)	(57)
Containerboard(1)	(9)	(10)	(29)	(29)
Specialty products	(5)	(5)	(13)	(16)
Tissue papers	(9)	(9)	(28)	(27)
Fine papers	(3)	(3)	(7)	(9)
Corporate and eliminations	2	2	6	6
Discontinued operations	—	—	—	1
	(41)	(44)	(122)	(131)
Operating income from continuing operations	34	8	109	61

(1)    The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
		(note 2)		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	2	2	4	6
Converting	7	4	19	17
Others	—	—	2	2
	9	6	25	25
Containerboard(1)
Manufacturing	1	4	9	7
Converting	2	2	8	8
Others	1	—	1	4
	4	6	18	19
Specialty products	4	3	8	8
	17	15	51	52
Tissue papers
Manufacturing and Converting	11	12	16	29
Distribution	—	—	—	—
	11	12	16	29
Fine papers
Manufacturing	1	2	4	7
Distribution	—	—	—	—
	1	2	4	7
Corporate	2	—	4	2
Discontinued operations	—	—	—	—
Consolidated total	31	29	75	90

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

ADDITIONAL INFORMATION

(in millions of Canadian dollars)

(unaudited)

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2006	2005	2006	2005
Net earnings for the period	10	3	49	7
Net loss from discountinued operations	—	5	4	8
Share of results of significantly influenced companies	(2)	(1)	(6)	(3)
Provision for income taxes	5	2	13	4
Foreign exchange gain on long-term debt	—	(21)	(14)	(12)
Gain on derivative financial instruments	—	—	—	(2)
Interest expense	21	20	63	59
Operating income from continuing operations	34	8	109	61
Depreciation and amortization	41	44	122	131
Operating income before depreciation and amortization	75	52	231	192